Itaú Unibanco Holding S.A.

A Publicly Held Company	CNPJ 60.872.504/0001-23

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“ITAÚ UNIBANCO”) announces that it has today concluded negotiations with MAGAZINE LUIZA S.A. (“MAGAZINE LUIZA”) with respect to LUIZACRED S.A. SOCIEDADE DE CRÉDITO, FINANCIAMENTO E INVESTIMENTO (“LUIZACRED”) under the following conditions:

1.
ITAÚ UNIBANCO and MAGAZINE LUIZA have agreed to extend the period of exclusivity, granted by MAGAZINE LUIZA to LUIZACRED, to December 31, 2029. Conversely, on December 1, 2009, ITAÚ UNIBANCO  shall pay the amount of R$250 million to MAGAZINE LUIZA.

2.	The value to be paid by ITAÚ UNIBANCO for extending the period of exclusivity will have no material impact on the company’s results.

3.
The association involves the distribution of credit products by LUIZACRED, a finance house owned in equal proportions by MAGAZINE LUIZA and by ITAÚ UNIBANCO, in all the physical and online stores owned or operated by MAGAZINE LUIZA, either directly or indirectly, as well as service call centers, internet, mailing or any other points or forms of contact between MAGAZINE LUIZA and its customers.

4.	MAGAZINE LUIZA is one of the largest retail department store networks in Brazil, with 455 stores and annual sales of R$3.2 billion in 2008.

With this association, ITAÚ UNIBANCO reiterates its confidence in the future of the country at this time of important challenges in the economic environment and in the financial market.

São Paulo, November 27, 2009.

ITAÚ UNIBANCO HOLDING S.A.
Alfredo Egydio Setubal
Investor Relations Officer